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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                  CARLYLE REAL ESTATE LIMITED PARTNERSHIP--VII
                           (NAME OF SUBJECT COMPANY)

                  CARLYLE REAL ESTATE LIMITED PARTNERSHIP--VII
                       (NAME OF PERSON FILING STATEMENT)

                         LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                   143099307
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                               ----------------

                                  GARY NICKELE
                             JMB REALTY CORPORATION
                           900 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                                 (312) 440-4800
  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The subject company is Carlyle Real Estate Limited Partnership--VII, an Illinois limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership and JMB Realty Corporation, a Delaware corporation and the Corporate General Partner of the Partnership ("JMB"), is 900 North Michigan Avenue, Chicago, Illinois 60611. The title of the class of equity securities to which this statement relates is the outstanding limited partnership interests (the "Interests") of the Partnership.

ITEM 2. TENDER OFFER OF THE BIDDER

  This statement (the "Statement") relates to the offer by Accelerated High Yield Institutional Fund 1, L.P.; MacKenzie Fund VI, LTD.; MacKenzie Specified Income Fund, L.P.; MP Income Fund 13, LLC; JDF & Associates, LLC; Steven Gold and Moraga Gold, LLC (collectively, the "Purchasers"), disclosed on a Tender Offer Statement on Schedule 14D-1 dated May 8, 1998 (the "Purchasers' Schedule 14D-1") to purchase from the holders of Interests ("Interestholders") up to 2,700 Interests, representing approximately 15% of the total Interests outstanding as of April 30, 1998, at a purchase price of $800 per Interest, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 1998 (the "Purchasers' Offer to Purchase"), and the related Letter of Transmittal (collectively with the Purchasers' Offer to Purchase, the "Offer"), copies of which are attached to the Purchasers' Schedule 14D-1.

  The principal business address of the Purchasers other than JDF & Associates, LLC and Steven Gold is 1640 School Street, Moraga, California 94556. The principal business address of JDF & Associates, LLC is 118 Glynn Way, Houston, Texas 77056, and the principal business address of Steven Gold is Four Embarcadero, Suite 3610, San Francisco, California 94111.

ITEM 3. IDENTITY AND BACKGROUND

  (a)(1) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

  (b)(1) Pursuant to the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement", filed as Exhibit (c)(1) hereto), JMB is the Corporate General Partner of the Partnership. All of the outstanding shares of JMB are owned directly or indirectly by its officers, directors, members of their families and their affiliates. JMB has responsibility for the operation of the Partnership. The Associate General Partner of the Partnership is AGPP Associates, L.P., an Illinois limited partnership with JMB as its sole general partner. The limited partners of the Associate General Partner are generally current and former officers and directors of JMB, members of their families and their affiliates. Except as described below or in the Partnership's annual report on Form 10-K with respect to the year ended December 31, 1997, a copy of which is on file with the Securities and Exchange Commission (the "Partnership's 10-K"), there are no material contracts, agreements, arrangements or understandings or any actual or potential material conflicts of interest between JMB or its affiliates, on the one hand, and the Partnership, its executive officers, directors or affiliates, on the other hand. Capitalized terms not otherwise defined herein are used as defined in the Partnership Agreement.

  Please refer to the notes to the consolidated financial statements set forth in the Partnership's 10-K, which are incorporated herein by reference (and a copy of which has been filed as Exhibit (c)(2) to this Statement), for a description of certain material contracts, agreements (including the Partnership Agreement), arrangements and understandings between (i) the Partnership and (ii) the General Partners and their respective executive officers, directors, partners and affiliates.

  The Partnership will make a distribution in May 1998 from operating cash flow and sale proceeds in the aggregate amount of $22,155,000. Pursuant to the terms of the Partnership Agreement, Interestholders will receive approximately $18,900,000 as their share of this distribution ($1,050 per Interest) and the General Partners will receive approximately $3,255,000 as their share of this distribution. In addition, the Partnership

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expects to make a final liquidating distribution in December 1998 of between
$815,000 and $1,650,000, based upon its estimate of the likely expense of winding down the Partnership's affairs (which assumes that there are no claims made for breach of the representations, warranties and covenants made by the Partnership in connection with the sale of its sole remaining real property interest). Based on this estimate, Interestholders would receive between approximately $720,000 and $1,440,000 as their share of the final liquidating distribution ($40 to $80 per Interest), and the General Partners would receive between approximately $95,000 and $211,000 as their share of the final liquidating distribution.

  The Partnership Agreement exculpates the General Partners and their respective officers, directors and partners from liabilities to the Partnership and indemnifies the General Partners and each partner of the Associate General Partner against liability to third parties resulting from its or their acts or omissions, unless such action or omission was performed fraudulently or in bad faith or constituted negligence (gross or ordinary). As a result of the exculpation and indemnification provisions, an Interestholder may be entitled to a more limited right of action than he or she would otherwise have if such provisions were not included in the Partnership Agreement.

  JMB entered into Indemnification Agreements, effective June 1, 1996, with each of the members of the Special Committee (the "Special Committee") formed by the Board of Directors of JMB to consider offers for Interests (each such member, individually, an "Indemnitee"), which provide that, subject to certain provisions of the Indemnification Agreements, in the event an Indemnitee is, or becomes a party to, or witness or other participant in, or is threatened to be made a party to, or witness or other participant in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or other, by reason of (or arising in part out of) an Indemnifiable Event (as hereinafter defined), JMB will indemnify such Indemnitee from and against any and all expenses, judgments, fines, penalties and amounts paid in settlement incurred or suffered by the Indemnitee to the fullest extent permitted by law. The rights to receive indemnification and the advancement of expenses under the Indemnification Agreement are not exclusive of any other rights to which any Indemnitee may be entitled under any statute, the Partnership Agreement or otherwise. "Indemnifiable Event," as used in the Indemnification Agreements, means any event or occurrence related to the fact that Indemnitee is or was a director, officer, employee or agent of JMB, or is or was serving at the request of JMB as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by Indemnitee in any such capacity.

  The obligation of JMB to make indemnification payments is subject to the condition that Independent Legal Counsel (as hereinafter defined) shall not have determined in a written opinion that Indemnitee is not permitted to be indemnified under applicable law. If the Independent Legal Counsel determines that Indemnitee substantively would not be entitled to indemnification under applicable law, Indemnitee has the right to commence arbitration proceedings to determine his right to indemnification. Otherwise any determination by such Counsel shall be conclusive and binding on JMB and the Indemnitee. "Independent Legal Counsel" is defined as an attorney or firm of attorneys selected by Indemnitee and approved by JMB who shall not have otherwise performed services for JMB or Indemnitee within the last five years. The fees of any Independent Legal Counsel are to be borne by JMB.

  The Indemnification Agreement provides that if requested by Indemnitee, JMB shall advance within two business days any and all expenses of Indemnitee. If and to the extent that Independent Legal Counsel determines that Indemnitee is not permitted to be indemnified under applicable law, JMB shall be entitled to be reimbursed, provided that if Indemnitee exercises his right to have such issue determined by arbitration or other legal proceedings his obligation to reimburse JMB shall be deferred pending the outcome of such arbitration or proceedings.

  The by-laws of JMB also provide that its officers, directors, employees and other agents shall be indemnified by JMB to the fullest extent permitted under Delaware law, whether acting in their capacities as officers, directors, employees or other agents of JMB or serving, at the request of JMB, as an officer, director, employee, fiduciary or other agent of another corporation, partnership or other entity.

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  (b)(2) The Purchasers have reported in the Purchasers' Offer to Purchase that affiliates of the Purchasers hold 313 Interests or approximately 1.74% of the total outstanding Interests.

  Except as set forth herein, to the knowledge of JMB, there are no material contracts, agreements, arrangements or understandings or any actual or potential material conflicts of interest between the Partnership, JMB or its affiliates, on the one hand, and the Purchasers, or their respective executive officers, directors or affiliates, on the other hand.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Following the Partnership's receipt of the Offer, the Special Committee of the Board of Directors of JMB met to review and consider the Purchasers' Offer. Based on its analysis, including consideration of the factors discussed below, the Special Committee has determined that the Purchasers' Offer is inadequate and not in the best interests of Interestholders. Accordingly, the Partnership recommends that Interestholders reject the Offer and not tender their Interests pursuant to the Offer.

  (b) The Special Committee concluded that, in view of the fact that the Partnership has sold all of its interests in real estate and is in liquidation, that its assets are primarily cash or cash equivalents and that the Partnership will make a cash distribution in May 1998 that is substantially in excess of the purchase price under the Offer, it would not be meaningful or cost-effective to have its financial advisor prepare a current valuation of the Partnership's business and assets or the value of an Interest or to express an opinion with regard to the adequacy of the Offer. Accordingly, the financial advisor was not requested to render, and has not rendered, any such valuation or opinion in connection with the Offer. The Special Committee reached the conclusions set forth in Item 4(a) after considering a variety of factors, including, but not limited to, the following:

    (i) On April 8, 1998, the Partnership sold its sole remaining real property interest. During 1998 the Partnership expects to make total distributions to Interestholders of between $1,090 and $1,130 per Interest, based upon its estimate of the likely expense of winding down the Partnership's affairs (which assumes that there are no claims made for breach of the representations, warranties and covenants made by the Partnership in connection with the sale of its sole remaining real property interest). Of that amount, the Partnership will make a distribution of $1,050 per Interest in May 1998 to Interestholders of record as of May 22, 1998 as the first installment of the liquidating distributions. Under the terms of the Offer, Interestholders who sell their Interests pursuant to the Offer will not receive the benefit of this distribution.

    (ii) The Purchasers are making the Offer with a view to making a profit. Accordingly, there is a conflict of interest between their desire to purchase the Interests at a low price and Interestholders' desire to obtain the maximum cash return for their Interests.

    (iii) The Partnership believes that the Interests are an illiquid investment whose full value generally can only be realized by an Interestholder who retains his or her Interests through the liquidation of the Partnership. In this regard, the Partnership has sold its sole remaining real property interest and, pursuant to Section 17.2 of the Partnership, is dissolved. Under Section 18.1 of the Partnership Agreement, JMB, as the Corporate General Partner, is required to wind up the affairs of the Partnership, subject to the discretion of the Corporate General Partner to determine the time, manner and terms of the sale of any Partnership property (e.g., securities investments) and the right of the Corporate General Partner, pursuant to Section 18.2 of the Partnership Agreement, to set up such reserves as it may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership. It is expected that the Partnership will complete its liquidation and wind up its affairs during 1998. In such event, 1998 would be the last year for which an Interestholder would receive a form K-1 from the Partnership.

    (iv) The Offer price of $800 per Interest is only 76% of the $1,050 per Interest that the Partnership will distribute in May 1998.

ITEM 5. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

  In July 1996, the Partnership retained Lehman Brothers Inc. ("Lehman") as financial advisor to the Special Committee for a two-year period to prepare an estimate of the present discounted value (the "Lehman Estimated

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Liquidation Value") of an Interest based on certain financial projections of the Partnership and an assumed liquidation of the Partnership. Pursuant to its engagement, Lehman rendered the Lehman Estimated Liquidation Value of an Interest as of June 30, 1996 and June 30, 1997. Because the Partnership has sold its sole remaining interest in real property and holds primarily cash and cash equivalents, the Special Committee does not believe it would be meaningful or cost-effective to have Lehman provide a current Lehman Estimated Liquidation Value of an Interest for an additional fee. Accordingly, Lehman has not been requested to render, and has not rendered, any valuation or opinion in connection with the Offer. However, under the terms of its engagement of Lehman, the Partnership agreed, among other things, that upon consummation of certain tender offers for Interests, including the Offer, it will pay Lehman a fee equal to 2.5% of any Incremental Value (as hereinafter defined) created up to a final tender offer price 5% over the highest tender offer price per Interest at the time the Partnership files this Schedule 14D-9 with the Securities and Exchange Commission (the "Base Tender Offer Price"), plus 5% of any additional Incremental Value thereafter, subject to a maximum additional fee in respect of Incremental Value. For purposes of this paragraph, "Incremental Value" means the product of the excess of the final tender offer price over the Base Tender Offer Price per Interest multiplied by the number of Interests tendered at such price. Any amount that the Partnership may be required to pay Lehman with respect to Incremental Value for the Offer is not expected to be material to the Partnership.

  Except as described above, neither the Partnership nor any person acting on its behalf has employed, retained, or compensated or intends to employ, retain, or compensate any other person or class of persons to make solicitations or recommendations to Interestholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Neither the Partnership nor JMB has effected any transactions in the Interests during the past 60 days. JMB is not aware of any transactions in the Interests during the past 60 days by any of its executive officers, directors, affiliates, or subsidiaries.

  (b) Neither JMB nor, to the knowledge of JMB, any of its executive officers, directors, affiliates, or subsidiaries intends to tender Interests owned by them in the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Partnership or JMB in response to the Offer which relates to or would result in any extraordinary transaction involving, or a purchase, sale or transfer of a material amount of assets by, or any tender offer for or other acquisition of securities by or of, the Partnership or any subsidiary of the Partnership, or any material change in the present capitalization or dividend policy of the Partnership.

  (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  In a current report on Form 8-K dated as of April 8, 1998, the Partnership reported [in part] as follows:

    "Carlyle Real Estate Limited Partnership--VII (the "Partnership") was a partner in Oakridge Associates, a California general partnership (the "Venture") with an unaffiliated venture partner, Trizechahn Centers Inc. (the "Venture Partner"). The Venture owned a leasehold interest in the land and improvements known as Oakridge Mall in San Jose, California (the "Property"). The Partnership had been in discussions with potential buyers for the Property (on behalf of the venture) or the Partnership's interest in the Property. Per the Venture agreement, the Venture Partner in Oakridge Associates held the right of first opportunity to purchase the Partnership's interest in the Venture had the Partnership pursued a sale of the Property. Pursuant to the Venture agreement, if the Venture Partner elected to exercise its right of first opportunity, the Venture Partner would then have 90 days after making such an election to close such sale. The purchase price of the Partnership's interest would be such as would produce for the Partnership the same consideration as the sale of the property to an unaffiliated third party. In March 1998, the Partnership

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  and the Venture Partner reached an agreement in principle to sell the
  Partnership's interest in the Venture to the Venture Partner. On April 8, 1998, the Partnership sold its interest to the Venture Partner. At the time of the sale, Oakridge Mall was 94% occupied. The purchase price of the interest was $31,950,000 ($20,700,000 plus the assumption of the Partnership's share of the mortgage loan of approximately $11,250,000). The Partnership received approximately $20,900,000 in cash at closing including a distribution of previously undistributed cash flow from operations of approximately $494,000 and adjustments for prorations and closing costs, but before consideration of certain costs of sale incurred by the Partnership, including a sale commission, if any, due to the General Partner. Pursuant to the sale agreement, a cash reserve of $250,000 was established to pay for certain costs that may be incurred related to certain maintenance items at the Property. Any funds remaining in the cash reserve at December 1, 1998 will be distributed one-half to the Partnership and one-half to the Venture Partner. As a result of this transaction, the Partnership recognized a gain of approximately $23,000,000 for financial reporting purposes and expects to realize a gain of approximately $24,000,000 for Federal income tax purposes in 1998. In addition, in connection with the sale of the Partnership's interest in the Venture and as is customary in such transactions, the Partnership agreed to certain representations, warranties and covenants with a stipulated survival period which expires December 1, 1998. Although it is not expected, the Partnership may ultimately have some liability under such representations, warranties and covenants which are limited to actual damages and shall in no event exceed $1,000,000. Additionally, the Partnership provided a representation regarding its title relating to its Partnership Interest in the Venture. Such representation is for the full sale price of the interest and also expires December 1, 1998.

  "The Partnership Agreement provides that the net sale proceeds be distributed 85% to the Limited Partners and 15% to the General Partners.

  "The Partnership's interest in the Venture was its only remaining investment and due to its sale, the Partnership intends to wind up its affairs and liquidate by year end. The Partnership will distribute its remaining cash after payment of expenses and liabilities. During 1998, it is currently expected that the Partnership will distribute sale and final liquidating distributions in the aggregate in excess of $1,000 per Limited Partnership Interest. However, this is an estimate only and the sale and final liquidating distribution to the Limited Partners, which will depend on, among other things, amounts needed to pay or provide for the Partnership's remaining expenses and liabilities, may vary from such estimate."

  Secondary market sales activity for the Interests, including privately negotiated sales, has been limited and sporadic. The Partnership's Annual Report on Form 10-K for the year ended December 31, 1997 states that "there is no public market for Interests, and it is not anticipated that a public market for Interests will develop." Privately negotiated sales and sales through intermediaries currently are the only means available to an Interestholder to liquidate an investment in Interests (other than offers to purchase, including the Offer) because the Interests are not listed or traded on any exchange or quoted on any Nasdaq list or system. High and low sales prices of Interests may be obtained through certain entities such as Partnership Spectrum, an independent, third-party source which reports such information; however, the gross sales prices reported by Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Interests, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
 NUMBER                           DESCRIPTION
 -------                          -----------
         Letter, dated May 26, 1998, from the Partnership to its
 (a)(1)  Interestholders.
 (c)(1)  Amended and Restated Agreement of Limited Partnership of the
         Partnership, (previously filed with the Securities and
         Exchange Commission as Exhibit 3-B to the Partnership's Form
         10-K Report for its fiscal year ended December 31, 1993
         (File No. 0-8915)
         filed on March 25, 1994 and hereby incorporated herein by
         reference).
         Pages from the Partnership's 10-K that are referred to
 (c)(2)  herein.
 (c)(3)  Press Release of the Partnership, dated May 26, 1998.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Carlyle Real Estate Limited
                                          Partnership--VII

                                          By: JMB Realty Corporation
                                             Corporate General Partner of the
                                              Partnership

                                             /s/ Judd D. Malkin
                                          By: _________________________________
                                            Name: Judd D. Malkin
                                            Title: Chairman

Dated: May 26, 1998

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                                 EXHIBIT INDEX

 EXHIBIT                                                                 PAGE
 NUMBER                           DESCRIPTION                             NO.
 -------                          -----------                           -------
         Letter, dated May 26, 1998, from the Partnership to its
 (a)(1)  Interestholders.
 (c)(1)  Amended and Restated Agreement of Limited Partnership of the
         Partnership, (previously filed with the Securities and
         Exchange Commission as Exhibit 3-B to the Partnership's Form
         10-K Report for its fiscal year ended December 31, 1993
         (File No. 0-8915)
         filed on March 25, 1994 and hereby incorporated herein by
         reference).
         Pages from the Partnership's 10-K that are referred to
 (c)(2)  herein.
 (c)(3)  Press Release of the Partnership, dated May 26, 1998.

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